(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-13641 CUSIP NUMBER 723456109

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pinnacle Entertainment, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3800 Howard Hughes Parkway

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant, without unreasonable effort or expense, is unable to file its Form 10-Q for the quarter ended September 30, 2005 (the “Subject Report”) within the prescribed period. The completion of the Subject Report was hampered due to the effects of Hurricanes Katrina and Rita and their aftermath on three of the Registrant’s six casinos in the United States. As previously reported, the Registrant’s casino barge in Biloxi, Mississippi was destroyed, and the Casino Magic Biloxi facility has been closed since August 28, 2005. The Registrant’s Boomtown New Orleans facility was also closed for 34 days due to hurricane activity. In addition, the Registrant’s L’Auberge du Lac facility was closed for 16 days when Hurricane Rita struck Lake Charles, Louisiana in late September 2005. As a result of the evacuations, closure of the Registrant’s facilities in Biloxi and severe infrastructure constraints, the hurricane activity has caused substantial delays in the Registrant’s information gathering and financial reporting schedule. Adding to the challenge has been the need to retrieve financial records from the damaged Biloxi property and relocate core Biloxi financial staff and financial records to a new location in the area, dealing with curfews and roadblocks in the New Orleans area that made it difficult for financial reporting staff to gain access to the property, difficulties in re-establishing communication between the affected properties and the corporate headquarters and the dislocation of the Registrant’s staff in the affected areas whose own homes and families were affected by the hurricanes. The Registrant’s financial reporting staff in the Biloxi area continues to operate under infrastructure constraints. Notwithstanding these disruptions to its financial reporting efforts, the Registrant expects to file the Subject Report on or before November 14, 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen H. Capp (Name)	(702) (Area Code)	784-7777 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On November 7, 2005, the Registrant issued a press release announcing its financial results for the third quarter (the “Third Quarter”) and nine months ended September 30, 2005. For the Third Quarter, revenues increased 29.4% to $189.5 million from $146.5 million in the third quarter of 2004, and for the nine months ended September 30, 2005 revenues increased 19.9% to $504.3 million from $420.7 million in the comparable period in 2004. For the Third Quarter, the Registrant reported net income of $5.0 million versus the 2004 third quarter net loss of $3.2 million, and a net loss of $1.4 million for the nine months ended September 30, 2005 compared with net income of $13.9 million for the comparable 2004 nine-month period. Additional information regarding the Registrant’s financial results for the third quarter and nine months ended September 30, 2005 is included in the November 7, 2005 press release furnished as an exhibit to the Registrant’s Current Report on Form 8-K filed on November 7, 2005.

Pinnacle Entertainment, Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2005	By:	/s/ Stephen H. Capp
Stephen H. Capp
Executive Vice President and Chief Financial Officer